

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2016

Via E-Mail

Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> Re: **Royal Bank of Canada**
> **Schedule TO-I filed January 25, 2016**
> **SEC File No. 005-83843**

Dear Mr. Crawshaw:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please provide us with your legal analysis of the applicability of Rule 13e-3 to the tender offers.

Offer to Purchase

Cautionary Note Regarding Forward-Looking Statements, page 9

2. Your disclosure refers to the safe harbor protections for forward-looking statements contained in "[t]he United States Private Securities Litigation Reform Act of 1995." Note that those safe harbor protections do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2

available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise.

Extension, Termination and Amendment of the Offer, page 12

3. We note that you define "business day" to include legal and bank holidays in Toronto, Canada. Note that the term "business day" as defined in Rule 13e-4(a) does not include holidays outside of the United States. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition